December 21, 2007
Mr. Daniel Morris
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	PACCAR Inc
Definitive 14A
Filed March 21, 2007
File No. 001-14817
Dear Mr. Morris:
Thank you for your letter of December 10, 2007 commenting on the Company’s 2007 proxy statement. This letter is in response to the comment set forth in your letter. For convenience, the comment has been reproduced in italics.
1. While we note your response to prior comment 6, the causal connection between the disclosure of your performance targets and any competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K. Please refer to prior comment 6 for additional guidance, as appropriate.
We understand that your December 10 letter requests additional analysis regarding the competitive harm caused by disclosure of quantitative performance targets. For ease of analysis, this response letter separates the performance targets into three categories and addresses each category in turn: long-term business unit profit goals, annual business unit goals and other annual goals.
1. Long-term business unit profit goals
The Company maintains that the long-term (three-year) business unit profit targets identified for the named executive officers for the 2006-2008 long-term incentive plan cycle were not subject to disclosure in the 2007 proxy statement because no compensation related to those goals is reported. Staff Comment 6 asks the Company to disclose contributions the compensation committee considered in its evaluation, and if applicable, how they were “weighted and factored into specific compensation decisions.” Since any compensation related to achievement of long-term business unit profit goals will not be evaluated by the Committee until 2009, the disclosure of those targets is not material to the 2006 compensation of the named executive officers and is not required to be disclosed.
Disclosure of the three-year business unit profit targets is likely to result in competitive harm to the Company. These targets are projections of future activity that competitors may use to the Company’s disadvantage. In addition to the reasons stated in the Company’s
P.O. Box 1518 Bellevue, Washington 98009 Telephone 425-468-7400
PACCAR Building 777-106th Avenue N.E. Bellevue, Washington 98004 Facsimile 425-468-8228

Mr. Daniel Morris
December 21, 2007

October 24 response, set forth below are details regarding the competitive harm that the Company would likely experience due to disclosure of these targets.
Reporting a business unit profit target for the next three years signals to competitors and the financial markets what the Company expects to achieve in a particular market segment. Such information would enable a competitor to adjust its business plans and operations due to learning proprietary Company information and would allow a competitor to compete more effectively with the Company.
Competitors can analyze the confidential information to determine whether the Company plans to grow or shrink the relevant business unit and to understand the Company’s market forecast. Competitors can utilize these insights to adjust their resources and strategies to compete more effectively with the Company. Where the Company target indicates that it is more profitable than its competitors, the competitors have opportunity. Where the disclosure indicates the Company is less profitable, competitors can choose to attack the Company’s market in that segment or avoid that market segment entirely.
For example, if a competitor learned of the Company’s three-year profit target for vocational trucks, the competitor would be likely to use that information to evaluate whether the Company plans to make an acquisition in that segment, add production capacity or introduce a new product. It would allow a competitor to attack that market and undercut prices, or introduce a competitive product. A three-year period allows a competitor to take preemptive action to adopt the Company’s strategy and undercut the Company’s performance.
2. Annual business unit goals
The Company identified several business unit goals under the annual incentive cash program. One of these was a business unit profit goal with a target amount of profit. Disclosure of that business unit profit target is likely to result in competitive harm to the Company. In addition to the reasons stated above and in the Company’s October 24 response, below are details regarding the competitive harm that the Company would experience due to disclosure of this target.
Profits of the Company’s individual business units in the Truck and Other segment are not publicly reported. Disclosing the profits of individual business units is for internal use only and is not reported in the Company’s financial results in the Form 10-K. Disclosing a specific business unit profit target would require the Company to disclose publicly the actual profit for that business unit in order to show the percentage of the target that was achieved. The Company’s competitors, many of which are foreign corporations, are not required to report their individual business unit profitability. These foreign companies would obtain a competitive advantage because the Company does not have the same information about competitor profitability. This confidential information is likely to be advantageous to a competitor and thus harmful to the Company because it would enable a competitor to understand the Company’s internal cost structure and adjust its business plans and operations as a result of proprietary Company information and more effectively compete with the Company.
The Company’s competitors have many of the same component suppliers. Armed with other publicly available information on sales, market share and revenues, competitors who

Mr. Daniel Morris
December 21, 2007

have information regarding certain business unit profit targets and actual profits would be able to evaluate the Company’s per unit profit and its costs. This confidential information would enable a competitor to negotiate better terms with suppliers and undercut the Company’s position with its commercial customers. Such actions would cause competitive harm by revealing critical factors of the Company’s proprietary vehicle pricing.
In addition to competitors, suppliers would use the information for unfair leverage in negotiating price increases for more profitable product lines. Sophisticated dealers of the Company’s vehicles and large commercial fleet customers would use the information to negotiate lower prices for the Company’s products and thus harm the company compared to its foreign and domestic competitors.
3. Other annual goals
The remaining quantitative performance targets for 2006 such as the Company’s net profit goal are associated with financial metrics that were reported publicly in the 2006 10-K. In addition to the reasons stated in the Company’s October 24 response, below are details regarding the competitive harm that the Company would experience due to disclosure of these targets.
Disclosing the Company’s target profit and actual profit is likely to cause competitive harm by allowing competitors to detect patterns between targets and performance over time and make business projections based on those patterns. For example, a competitor or supplier may conclude that over the past five years, the Company’s profit target was x% of the actual net annual profit. They may project the Company’s net profit for the current year and use that information to its advantage in pricing decisions.
Such patterns also may be included in the financial models constructed by financial analysts who cover the capital goods sector. They may use such information in evaluating the Company’s projected income for the coming year. Competitors could utilize analyst reports generated based upon proprietary Company information to compete more effectively with the Company.
Please contact me if you have any additional questions.

Sincerely,
/s/ David C. Anderson

David C. Anderson Vice President and General Counsel